UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-38929

Fiverr International Ltd.
((Translation of registrant’s name into English))

8 Eliezer Kaplan Street
Tel Aviv 6473409, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and Exhibit 99.2 of this report of foreign private issuer on Form 6-K are hereby incorporated by reference into the registration statements on Form S-8 (Registration Nos. 333-232310, 333-237511, 333-248580, 333-253261, 333-262814, 333-262817, 333-270990 and 333-270992) and Form F-3 (Registration No. 333-253782) of Fiverr International Ltd. (the “Company”) (including any prospectuses forming a part of such registration statements) and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On October 25, 2023, the Company held an Annual General Meeting of Shareholders (the “Meeting”), at the Company’s headquarters at 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel.

At the Meeting, the Company’s shareholders voted upon and approved, by the applicable required majority of the voting power represented and voting in person or by proxy, each of the proposals that were described in the Company’s notice and proxy statement related to the Meeting, which was attached as Exhibit 99.1 to the Company’s report of foreign private issuer on Form 6-K furnished to the U.S. Securities and Exchange Commission on September 20, 2023. As part of the Meeting, the shareholders also approved the election of Ms. Yael Garten to the Company’s board of directors. Ms. Garten brings with her extensive experience in data science, machine learning, and converting data into actionable product and business strategy. Ms. Garten meets the relevant independence requirements of The New York Stock Exchange (“NYSE”) corporate governance rules. Following Ms. Garten’s appointment, the Company’s board of directors consists of seven (7) members, six (6) of whom meet the relevant independence requirements of NYSE.

In connection with proposal No. 2 and proposal No. 3, the Company hereby furnishes the following documents:

(i)	The Amended Articles of Association of the Company, reflecting the increase in the Company’s authorized share capital (the “Amended Articles”).

(ii)	The Amended Compensation Policy for Executive Officers and Directors of the Company (the “Amended Compensation Policy”).

The Amended Articles are furnished herewith to this report of foreign private issuer on Form 6-K as Exhibit 99.1 and the Amended Compensation Policy is furnished herewith to this report of foreign private issuer on Form 6-K as Exhibit 99.2.

Exhibit No.	Description

99.1	Articles of Association of Fiverr International Ltd., as amended on October 25, 2023

99.2	Compensation Policy for Executive Officers and Directors of Fiverr International Ltd., as amended on October 25, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Fiverr International Ltd.

Date: October 27, 2023	By: /s/ Gurit Kainnan-Vardi Name: Gurit Kainnan-Vardi Title: EVP & General Counsel